UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.)**

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Halliburton Company
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HALLIBURTON

_____

3000 N. Sam Houston Parkway E · Houston, Texas 77032
Phone 281.871.7171

SUPPLEMENT TO
PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
MAY 15, 2024

This Supplement to Halliburton Company's Proxy Statement dated April 2, 2024, is furnished in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting of Shareholders of the company to be held in Houston, Texas on May 15, 2024.

This Supplement is dated April 30, 2024.

Halliburton is pleased to have received recommendations of ***FOR from Institutional Shareholder Services (ISS) and Glass Lewis on the Say on Pay*** proposal ***and the Amendment of the Stock and Incentive Plan*** proposal, among other matters.

We provide this brief overview of two other matters.

First, the Nominating and Corporate Governance Committee, carefully considers appropriate By-law changes including with respect to the SEC's Universal Proxy Rule in 2023. The By-laws date to major revisions in 2013, 2016, and 2022. The issue of advance notice bylaws is ***not*** an issue limited to Halliburton and Halliburton's advance notice By-laws are consistent with bylaws adopted by hundreds of other companies. Notably, ISS only raised a question about ***a single clause in Halliburton's By-laws*** – specifically, the provision requiring that a shareholder proposing to nominate a candidate for Halliburton's Board disclose whether they are seeking to nominate candidates for director at other companies, an action that we think is important to know, and for our shareholders to know, since it could give rise to conflicts of interest or regulatory concerns.

Our Nominating and Corporate Governance Committee is aware that the scope of the required disclosures under advance notice bylaws became an issue of increased attention for some shareholders in 2023 and 2024, and that the Delaware Supreme

Court recently heard argument in a case, *Kellner v. AIM Immunotech,* Inc., Del. Supr., No. 3, 2024, that may provide additional clarity on the scope of advance notice bylaws. The Nominating and Corporate Governance Committee is following this issue closely and will consider whether changes are necessary or advisable to Halliburton's By-laws in light of legal or market developments and feedback from our shareholders. We think that ISS's "Against" recommendation regarding members of the Nominating and Corporate Governance Committee is unwarranted, and we encourage our shareholders to vote **"FOR" ALL DIRECTOR NOMINEES**.

Finally, during shareholder engagement, we have discussed Halliburton's active Board refreshment process, including with respect to gender diversity. Glass Lewis recommended against Alan Bennett in this regard. Nominating and Corporate Governance Committee Chair Tobi Young and committee member Alan Bennett work to make sure that Halliburton shareholders have broad representation that brings all forms of diversity to the boardroom. The Board's broad overall diversity -- with three female directors and five directors from historically underrepresented racial/ethnic groups -- shows that commitment. We think that Glass Lewis's "Against" recommendation regarding Mr. Bennett is unwarranted, and we encourage our shareholders to vote **"FOR" MR. BENNETT.**

We appreciate the support that our shareholders have given and continue to give our Nominating and Corporate Governance Committee members and look forward to future engagements.

　　　　FOR ALL OF THESE REASONS, WE URGE ALL SHAREHOLDERS TO VOTE "FOR" ALL DIRECTOR NOMINEES.